ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received today a notification dated 10 October 2005, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of The Capital Group Companies, Inc. and certain of its affiliates in the ordinary shares of Reed Elsevier PLC is 127,129,067 shares, representing 9.96% of the Company’s current issued share capital of which 63,770,098 shares, representing 4.99% of the Company’s share capital are held by Capital Guardian Trust Company.